Filed pursuant to Rule
424

Registration No. 333-222070

Ecofin
Tax-Exempt
Private Credit Fund, Inc.
Supplement No. 2, dated June 21, 2024
to the Prospectus (the “Prospectus”) and Statement of Additional Information (“SAI”)
dated January 25, 2024
Dissolution of Fund
After careful consideration, the Adviser and
Sub-Adviser
have recommended, and the Board of Directors of the Fund (the “
Board
”) has approved, subject to shareholder approval, (i) the liquidation, dissolution and termination (the “
Dissolution
”) of Ecofin
Tax-Exempt
Private Credit Fund, Inc. (the “
Fund
”) and (ii) the removal of the Fund’s fundamental policy of making quarterly offers to repurchase between 5% and 25% of its outstanding shares at net asset value (“
Fundamental Policy Removal
”). In the coming weeks, the Fund expects to file and provide shareholders with a proxy statement to seek shareholder approval of the proposed Dissolution and Fundamental Policy Removal, which will include further information regarding the proposals.
The Adviser and
Sub-Adviser
believe that an orderly wind down would provide shareholders with the best path to maximize portfolio recovery while also providing shareholders with liquidity.
Effective immediately, the Fund’s Prospectus is amended to incorporate the following information:
Suspension of Sales
. Effective as of the date of this Supplement, the Fund is suspending offers and sales of its common shares (“
Shares
”).
Repurchase Offers
. Pending the approval and implementation of the Dissolution and Fundamental Policy Removal, the Fund no longer expects to offer to repurchase a portion of the Shares from shareholders four times each year. Although the Adviser may still recommend that the Board approve one or more repurchase offers during this period, there is no guarantee it will do so or that the Board will approve any such repurchase.
Mechanics of Liquidation
. If shareholders approve the Dissolution, the Fund expects to implement a Plan of Liquidation and Termination pursuant to which the Fund will seek to conduct an orderly liquidation to harvest the value of its assets, pay debts, make liquidating distributions to shareholders and otherwise wind up its affairs with the goal of maximizing value for shareholders. If the Dissolution is approved, the Fund currently expects to return liquidation proceeds through quarterly distributions, while aiming to complete the liquidation around mid-2027,
all subject to market conditions. The
mid-2027
target final liquidation date is not definitive, and the completion of the liquidation may occur before or after this target date.
Although the Adviser and
Sub-Adviser
will seek to maximize value in the liquidation, there is no assurance it will be successful in doing so. The Fund may depart from its stated investment objectives and policies as the Fund liquidates its holdings. The Fund will bear the costs in connection with the liquidation, including with respect to sales of assets and repayment of debt. As a result of these costs, as well as potential market movements, shareholders may receive less than the Fund’s net asset value per Share as of the date of this Supplement and as of the date of any approval of the Dissolution.
Automatic Dividend Reinvestment Plan
. Effective as of the date of this Supplement, the Automatic Dividend Reinvestment Plan (the “
Plan
”) of the Fund has been suspended. As a result of the suspension of the Plan, no distributions (including the Fund’s distribution to shareholders of record as of March 31, 2024) will be reinvested in additional Shares after the date of this Supplement and instead shareholders will receive any distributions in cash.

Expense Limitation and Reimbursement Agreement
. The Board has approved, if shareholders approve the Dissolution, the termination of the Expense Limitation and Reimbursement Agreement between the Adviser and the Fund. As a result, the Adviser would no longer be obligated to waive its fees and/or reimburse expenses of the Fund so that the Fund’s Specified Expenses will not exceed 0.25% of net assets (annualized) and would no longer be entitled to reimbursement of any previous expenses borne by the Adviser on behalf of the Fund.
U.S. Federal Income Tax Matters
. For U.S. federal income tax purposes, the Dissolution will be a taxable event, causing the shareholders of the Fund to recognize any gain or loss in their Fund shares. The liquidating distributions, if any, paid to each shareholder will generally be treated for U.S. federal income tax purposes as payments in exchange for the shareholder’s shares (except for any portion of a liquidating distribution that is treated as a dividend for U.S. federal income tax purposes), and a shareholder subject to U.S. federal income tax will generally recognize capital gain or loss equal to the difference between (i) the amount of the distributions that is treated as payment in exchange for the shareholder’s shares, including the fair market value of any assets distributed in kind, and (ii) his or her basis in such shares. However, any loss realized by a shareholder on shares that have been held for six months or less will be disallowed to the extent of any exempt-interest dividends (as defined for U.S. federal income tax purposes) received with respect to such shares. Each shareholder should consult his/her tax advisor with respect to the Dissolution and the potential tax consequences to the shareholder.
Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.
Change of Principal Financial Officer and Treasurer
Effective as of June 7, 2024, the Board appointed Nick Calhoun to succeed Courtney Gengler as Principal Financial Officer and Treasurer of the Fund, effective as of the close of business on June 7, 2024. The appointment was made in connection with the resignation of Ms. Gengler effective as of June 7, 2024. All references to Courtney Gengler in the Fund’s Prospectus and SAI are hereby removed. Accordingly, the Prospectus and SAI for the Fund are amended as indicated below.
The Executive Officers table in the section entitled “Management of the Fund – Directors and Officers” in the Fund’s SAI is updated to include the following:

Name, Address (5) , and Age	Position(s) Held With the Fund, Term of Office and Length of Time Served (3)	Principal Occupation During Past Five Years	Number of Portfolios in Fund Complex (1) Overseen by Director	Other Public Company Directorships Held by Director
Executive Officers (4)

Nick Calhoun (Born 1992)	Principal Financial Officer and Treasurer since June 2024.	Vice President – Financial Operations of the Adviser since January 2022; previously served in various roles at Deloitte & Touche, LLP from September 2016 to November 2021, including most recently as an audit manager.	N/A	N/A

Please retain this Supplement for future reference.